UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2008

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing  Director/PDMR Shareholding notification of transactions of directors, persons

discharging managerial responsibility or connected persons
This form is intended for use by an
issuer
 to make a
RIS
 notification required by
DR
3.14R(1).
(1)
    An
issuer
making a notification in respect of a transaction relating to the shares
 or debentures of the
issuer
should complete
boxes 1 to 16
, 23 and 24.
(2)
    An
issuer
 making a notification in respect of a derivative relating the shares
 of the
issuer
 should complete
boxes 1 to 4
, 6, 8, 13, 14, 16, 23 and 24.
(3)
    An
issuer
 making a notification in respect of options granted to a
director/person discharging managerial responsibilities
 should complete
boxes 1 to 3
 and 17 to 24.
(4)
    An
issuer
making a notification in respect of a
financial instrument
 relating to the
shares
 of the
issuer
 (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer PEARSON PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a)
			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
			both (i) and (ii) BOTH (i) AND (ii)
3.	Name of person discharging managerial responsibilities/director ROBIN FREESTONE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest [1] HOLDING	6	Description of shares (including class ), debentures or derivatives or financial instruments relating to shares ORDINARY 25P EACH
7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them ROBIN FREESTONE	8.	State the nature of the transaction AWARD OF 1,757 OPTIONS UNDER THE COMPANY'S WORLDWIDE SAVE FOR SHARES PLAN
9	Number of shares , debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares , debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A

If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17.	Date of grant 9 MAY 200 8	18.	Period during which or date on which it can be exercised 1 AUGUST 20 1 1 - 31 JANUARY 201 2
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved ( class and number) 1,757 OPTIONS OVER ORDINARY SHARES OF 25P EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 534.80P	22.	Total number of shares or debentures over which options held following notification 3,623
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: STEPHEN JONES , DEPUTY SECRETARY , 020 7010 2257 .

Name and signature of duly authorised officer of issuer responsible for making notification STEPHEN JONES DEPUTY SECRETARY ___________________________________________________________
Date of notification __ _ 12 MAY 200 8 ________________________________________

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                               PEARSON plc

Date:  12 May 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary